                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            ------------------------

                   LADENBURG THALMANN FINANCIAL SERVICES, INC.
                   -------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    50575Q102
                                 --------------
                                 (CUSIP NUMBER)

                                   HOLGER TIMM
                        BERLINER EFFEKTENGESELLSCHAFT AG
                               KURFURSTENDAMM 119
                              10711 BERLIN, GERMANY
                               011-49-30-8902-196
                  ---------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 31, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 50575Q102                                PAGE 2 OF 5 PAGES

-------------------------                 -------------------------------------



=============== ===============================================================
                Name of Reporting Person

1               S.S. or I.R.S. Identification No. of Above Person
                                             BERLINER EFFEKTENGESELLSCHAFT AG
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) [ ]
                (b) [ ]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]

--------------- ---------------------------------------------------------------
                Citizenship or Place of Organization

6               Federal Republic of Germany

========================== ======= ============================================
                              7    Sole Voting Power

                                           5,575,556 (including 955,055 shares
                                           acquirable upon conversion of Notes)
                           ------- --------------------------------------------
                              8    Shared Voting Power

                                                                       - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                      5,575,556 (including 955,055 shares
Each Reporting Person                      acquirable upon conversion of Notes)
With

                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                                       - 0 -
=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                        5,575,556 (including 955,055 shares acquirable upon conversion of Notes)
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]

--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                        13.0%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              CO
=============== ===============================================================



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         This Amendment No. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.0001 per share (the "Common Stock"), of Ladenburg Thalmann Financial Services, Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTIONS.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On August 31, 2001, pursuant to the terms of the adjustment provisions contained in the previously reported Stock Purchase Agreement (the "Purchase Agreement"), dated February 8, 2001, as amended, among the Company, New Valley, New Valley Capital Corporation (formerly known as Ladenburg, Thalmann Group Inc.), Berliner and Ladenburg:

         o the Company issued 1,002,319 additional shares of Common Stock to Berliner; and

         o the conversion price of the senior convertible promissory note issued by the Company to Berliner was decreased from $2.60 to approximately $2.08.

         On the same date, the Company entered into an Amendment No. 2 to the Purchase Agreement (the "Second Amendment"). A copy of the Second Amendment is incorporated by reference in Exhibit K. The Second Amendment provides that the Company may be required to issue an additional number of shares of Common Stock to New Valley and Berliner, and the conversion price of the notes issued by the Company to New Valley and Berliner may be required to be decreased, on or about May 7, 2003, pending a final resolution of litigation adjustments.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended to read as follows:

                  (a) As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 5,575,556 shares of Common Stock of the Company, which constituted approximately 13.0% of the 42,980,266 shares of Common Stock of the Company outstanding (based on the 42,025,211 shares outstanding as of August 31, 2001 as reported in the Company's Current Report on Form 8-K dated August 31, 2001 and the issuance of 955,055 shares assuming conversion of the note held by Berliner). To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person.

                  (b) As of the date hereof,, with respect to the 5,575,556 shares of Common Stock acquired or acquirable by Berliner, Berliner exercises both sole voting power and sole dispositive power. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to exercise voting power and dispositive power with respect to such shares.


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                  Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, it is possible that members of the Board of Directors of Berliner, in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of Berliner are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c) On August 31, 2001, Berliner entered into the Second Amendment with the Company. See Item 4. Neither the Reporting Person, nor to the knowledge of the Reporting Person, its directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         See Item 4 with respect to the Second Amendment. A copy of the Second Amendment is incorporated by reference in Exhibit K.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit K:  Amendment No. 2 to Stock Purchase Agreement, dated August 31,
            2001, among the Company, New Valley Corporation, New Valley Capital Corporation, Berliner Effektengesellschaft AG and Ladenburg, Thalmann & Co. Inc. (incorporated by reference to Exhibit 4.1 in the Company's Current Report on Form 8-K dated August 31, 2001).




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 10, 2001

                                       BERLINER EFFEKTENGESELLSCHAFT AG


                                       By:  /s/ HOLGER TIMM
                                            ---------------------------------
                                            Name:    Holger Timm
                                            Title:   Chief Executive Officer


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